July 30, 2012
Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Maryse Mills-Apenteng

Re:	Request for Acceleration of Effectiveness of Eloqua, Inc. Registration Statement on Form S-1 (File No. 333-176484) initially filed on August 24, 2011
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Eloqua, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-176484) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective on August 1, 2012, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.
     Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 3,426 copies of the preliminary prospectus, dated July 19, 2012, through the date hereof to underwriters, dealers, institutions and others.
     The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters, that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.
[Signature Page Follows]

Very truly yours, J.P. MORGAN SECURITIES LLC DEUTSCHE BANK SECURITIES INC. As Representatives of the several Underwriters By: J.P. MORGAN SECURITIES LLC
By:	/s/ Tommy Rueger
Name:	Tommy Rueger
Title:	Managing Director

By: DEUTSCHE BANK SECURITIES INC.
By:	/s/ Joseph P. Coleman
Name:	Joseph P. Coleman
Title:	Managing Director

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director
[Signature Page to Underwriters’ Acceleration Request]